

January 23, 2012

Via E-mail
Alexander Bafer
Chief Executive Officer
Brick Top Productions, Inc.
433 Plaza Real, Suite 275
Boca Raton, Florida 33432

      **Re:**    **Brick Top Productions, Inc.**
              **Amendment No. 1 to Registration Statement on Form S-1**
              **Filed December 29, 2011**
              **File No. 333-176093**

Dear Mr. Bafer:

We have received your response to our letter dated August 29, 2011 and have the following additional comments.

Registration Statement Cover Page

1.  We note your response to our prior comment 1. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a).

2.  We note your response to our prior comment 2. We note on page II-3 that you issued shares in several private placements at $1.00 per share and that the selling shareholders are initially offering your securities at $1.00 per share. Please explain how $1.00 per share constitutes a bona fide estimate of the maximum price per share. Your explanation should address the fact, as appropriate, that the $1.00 per share price was the original price paid by certain of the selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. This particular fact suggests that $1.00 per shares is not a bona fide estimate of the maximum offering price. Alternatively, increase the fixed price to a bona fide estimate and pay any additional filing fee.

Prospectus Summary, page 1

Our Company, page 1

3.  Please revise to state, as indicated on page 13, that you "will need to raise additional capital to implement [y]our current business plan."

The Offering, page 2

4.  We note your response to our prior comment 6. Please revise to indicate that this is the aggregate market value of your common stock that is suggested by the offering price you have chosen.

Risk Factors, page 3

We need additional capital to develop our business, page 4

5.  We note your response to our prior comment 13. Please revise to separately quantify your expenses including your executive salary, accounting, and legal expenses.

Having only two directors limits our ability to establish effective independent corporate governance, page 5

6.  Please revise to reflect the fact that you have one director.

Our sole employee is also our sole director, and therefore has the ability to set his own compensation, page 6

7.  Please revise this risk factor to discuss Mr. Baffer's employment agreement and the amount of his accrued compensation to date.

Any trading market that may develop may be restricted by virtue of state securities "Blue Sky" laws, page 8

8.  We note your response to our prior comment 17. Please revise to disclose the "states that do not offer manual exemptions and require shares to be qualified before they can be resold by [y]our shareholders."

9.  We note your response to our prior comment 18. It is not clear to us how the Plan of Distribution section directly relates to this risk factor, so it is unclear to us why you are referring investors to that section. Please revise or advise.

Description of Business, page 13

10. We note your response to our prior comment 21.  Please revise to discuss the costs and timelines related to acquiring the rights to the screenplay Bless Me Father, acquiring the rights to the film The Search for One-eye Jimmy, financing, producing and contracting the distribution of television and film projects, and hiring a show runner and selling The Doorman to a television network.  Please revise to discuss the timeline for your smart phone application.  Please also state when you expect to generate revenue with respect to each of these projects.  Additionally please include a brief summary of your budget and timeframe in the Prospectus Summary.

Introduction, page 13

11. Please revise your reference to "The Search for One-eye Jimmy" in the third paragraph to clarify that the film has been released on VHS and is scheduled for DVD and Blu-ray release in March 2012, or please advise.  Additionally, please state the extent to which you are directly involved with the planned DVD and Blu-ray release.

12. We note your response to our prior comment 24.  Please clarify what distribution plans you have other than pre-selling international distribution rights, as you discuss in the fourth paragraph.  If you have no other distribution plans, please revise throughout the prospectus to clarify that point.

13. Please revise to further explain the "matrix" in the fourth paragraph.  Disclose what body determines the pricing shown in the matrix and how rigidly it is followed.  Explain for example whether the pricing is strictly followed or represents a set of guidelines that is a mere starting point for negotiations.

The Initial Project – "The Doorman," page 14

14. We note that you do not address selling the international distribution rights for The Doorman.  It appears from the fourth paragraph of the "Introduction" section that this is an important part of your business plan.  Please revise to clarify.

15. We note that you completed the process of developing the screenplay into a television pilot in September 2010.  Given the passage of time since completion, please revise to explain how long you believe the pilot you completed will be marketable to television networks.  Please also disclose how long it typically takes from the time the pilot is completed to enter into an agreement with a network.

Investment Structure, page 15

16. We note your response to our prior comment 34; however, your revision was made to the third rather than to the second paragraph. Please re-include the previously deleted sentence in paragraph three. We reiterate our prior comment pertaining to the second paragraph modified as follows: *See the second sentence of the second paragraph. Please reconcile the disclosure that you received a 60% interest in York Productions at a total cost of $250,000 with that in Note 1 to the audited financial statements that you acquired your 60% interest for $75,000.*

Properties, page 15

17. You state here that you are currently paying $1,107 per month in rent. Please reconcile that statement with the disclosure on page 4 that you are paying office rent of $207 per month.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations for Year Ended December 31, 2010 compared to the Year Ended December 31, 2009, page 17

18. We have reviewed your response to our prior comment 50 and note your MD&A revisions made in response to our prior comment 36. In the narrative discussion of the Option Agreement, please expand to clarify that it was entered into in April 2009 and that, although it did not expire until September 2010, you chose in fiscal year 2009 to terminate your right to exercise the option and consequently wrote off the $189,000 via the recording of $99,000 in bad debt expense and the reclassification of the remaining $90,000 as a deposit receivable as of December 31, 2009. Please disclose whether you and Jonathan Christopher, LLC had re-negotiated during fiscal year 2009 a refund payment of only $90,000 given that $189,000 was to be refunded in the event of non-exercise. Please disclose that the deposit receivable was repaid in fiscal year 2010. Also, please update the disclosure in Note 4 to the audited financial statements at page F-12 to include these requested revisions.

Executive Compensation, page 19

19. Please revise to include disclosure for the fiscal year ended December 31, 2011.

Employment Agreements, page 20

20. We note your response to our prior comment 40. Please disclose the amount of compensation, including base salary and bonus, you have paid to each of your

named executive officers to date in 2012.  Additionally please revise your disclosure in the "Liquidity and Capital Resources" section to specifically address how you intend to meet your obligations under these employment agreements given your current financial condition and access to capital.

Financial Statements

Audited Year Ended December 31, 2010

Statements of Cash Flows, page F-6

21. Please revise the amounts on the line item Net Loss to represent the consolidated net loss of the Company before non-controlling interest.  This comment is also applicable to the September 30, 2011 interim statements of cash flows at page F-18.  You current disclosure reflects Net Loss after non-controlling interests.

Note 3. Going Concern, page F-12

22. In the first paragraph, please revise the amounts pertaining to cash used in operations to agree with the revised amounts shown in the statements of cash flows at page F-6.

Note 4. Option Agreement, page F-12

23. Please revise the last sentence to indicate as of December 31, 2009, rather than 2010, if true.

Interim Period Ended September 30, 2011

Stockholders' Equity (Deficit), page F-17

24. See the fiscal year 2010 line item for the issuance of 208,500 common shares.  Please revise the APIC and Total Equity amounts to be $173,450 and $173,471, respectively.

Age of Financial Statements

25. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

26. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

27. Please revise the first sentence to clarify that the audit report is August 5, 2011 rather than July, 2011.

You may contact Beverly Singleton at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc:     Clint J. Gage, Esq.
        Roetzel & Andress